Exhibit 4.38

AMENDMENT TO 2009 WARRANT

This AMENDMENT TO 2009 WARRANT is dated as of May 12, 2011, by and between Dais Analytic Corporation, a New York corporation (the “Company”), and RBC Capital Markets- Custodian for Leonard Samuels IRA (“RBC”).

WHEREAS, the Company issued to RBC the Stock Purchase Warrant, dated as of October 15,2009 (the “2009 Warrant”), on or about October 15, 2009; and

WHEREAS, the parties desire to amend the 2009 Warrant as is set forth herein.

NOW, THEREFORE, the parties hereto agree as follows:

1. Amendment to Exercise Provisions. The 2009 Warrant shall be deemed amended to add the following as Section 14:

14. Cashless Exercise. Notwithstanding any provisions herein to the contrary if (i) the Per Share Market Value (as defined below) of one share of Common Stock is greater than the Exercise Price (at the date of calculation as set forth below) and (ii) a registration statement under the Securities Act providing for the resale of the Warrant Shares is not then in effect, in lieu of exercising this Warrant by payment of cash, the Holder may exercise this Warrant by a cashless exercise and shall receive the number of shares of Common Stock equal to an amount (as determined below) by surrender of this Warrant at the principal office of the Company together with the properly endorsed Exercise Agreement in which event the Company shall issue to the Holder a number of shares of Common Stock computed using the following formula:

	[		]
X = Y -		(A) (Y)
B

Where X =	the number of shares of Common Stock to be issued to the Holder.

Y =	the number of shares of Common Stock purchasable upon exercise of all of the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being exercised.

A =	the Exercise Price.

B =	the Per Share Market Value of one share of Common Stock.

For purposes hereof, “Per Share Market Value” means on any particular date (a) the last closing bid price per share of the Common Stock on such date on the OTC Bulletin Board or another registered national stock exchange on which the Common Stock is then listed, or if there is no such price on such date, then the closing bid price on such exchange or quotation system on the date nearest preceding such date, or (b) if the Common Stock is not listed then on the OTC Bulletin Board or any registered national stock exchange, the last closing bid price for a share of Common Stock in the over-the-counter market, as reported by the OTC Bulletin Board or in the National Quotation Bureau Incorporated or similar organization or agency succeeding to its functions of reporting prices) at the close of business on such date, or (c) if the Common Stock is not then reported by the OTC Bulletin Board or the National Quotation Bureau Incorporated (or similar organization or agency succeeding to its functions of reporting prices), then the “Pink Sheet” quotes for the applicable trading days preceding such date of determination, or (d) if the Common Stock is not then publicly traded the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Company.

Amendment to 2009 Warrant	RBC/Dais

2. Continuing Effect. Except as otherwise set forth herein, the 2009 Warrant remains unamended and in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment to 2009 Warrant as of the 12th day of May, 2011.

DAIS ANALYTIC CORPORATION

By:	/s/ Timothy N. Tangredi
Name:	Timothy Tangredi
Title:	President & CEO

RBC CAPITAL MARKETS – CUSTODIAN FOR LEONARD SAMUELS IRA

By:	/s/ Rozanne S. Fread
Name:	Rozanne S. Fread
Title:	Vice President

Amendment to 2009 Warrant	RBC/Dais